

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

November 20, 2015

Via E-mail
Chris Diorio, Ph. D.
Chief Executive Officer
Impinj, Inc.
400 Fairview Avenue North, Suite 1200
Seattle, WA 98109

> **Re:** **Impinj, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted on November 9, 2015**
> **CIK No. 0001114995**

Dear Mr. Diorio:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary

1.   Please expand your response to prior comment 4 to clarify for us whether the companies identified in the first paragraph of page 1 currently use your products.

Our Opportunity, page 4

2.   We note your response to prior comment 4; however, it remains unclear how much of your current business is represented by sales to these ultimate end users as opposed to the industries of which they are a part. Please clarify your relationship with these businesses.

We may face claims of intellectual property infringement …, page 23

3.   Please expand your response to prior comment 7 to address your disclosure in the third sentence of the second paragraph of this risk factor and in the last sentence of the first paragraph on page 66. Also please tell us the extent to which the licensing agreement governs your use of any patents upon which your business depends to a material extent. Refer to Item 601(b)(10)(ii)(C) of Regulation S-K.

You may contact Li Xiao at (202) 551-4391 or Brian Cascio, Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc: Michael Nordtvedt, Esq.
        Wilson Sonsini Goodrich & Rosati, P.C.